Exhibit 99.1

NEWS RELEASE

Toronto, March 20, 2023

Franco-Nevada Files Year-End Disclosure Documents

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV) (NYSE:FNV) announced that its Annual Information Form, Consolidated Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2022 have been filed with Canadian securities regulatory authorities. Franco-Nevada has also filed its Form 40-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F).

Shareholders may also receive a copy of these documents without charge upon request to Franco-Nevada’s Investor Relations Department, 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9 or to info@franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com